Exhibit 99.1


Fundtech Contact:           Media Contact:
George Ravich               Justine Schneider
Fundtech Ltd.               Ruder Finn, Inc.
(201) 946-1100              (212) 583-2750
georger@fundtech.com        schneiderj@ruderfinn.com



                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------


               FUNDTECH CENTRALIZES DEVELOPMENT AND SERVICES UNDER
                     NEWLY-APPOINTED CHIEF OPERATING OFFICER

                  Global Realignment Will Result in Additional
                           Restructuring Charges In Q4,
                              Reaffirms Q4 Guidance


Jersey City, N.J., January 2, 2003 -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payments, settlement, and cash management solutions, announced today that it has consolidated its development, professional services and customer services activities into three global groups under the leadership of Michael Sgroe, newly-appointed Chief Operating Officer. The global management shift, which also includes the appointment of Joseph P. Mazzetti as Executive Vice President of Global Sales and Marketing, is designed to streamline operations and better serve a global base of banking customers. Related staff reductions will lower ongoing expenses by $500,000 per quarter beginning in the first quarter of 2003.

The Company also reaffirmed its earlier guidance for Q4, noting that it expects to be approximately breakeven on an EBITDA basis, excluding one time charges, which now include a previously announced $1 million restructuring charge related to real estate lease obligations, a $900,000


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settlement of a previously disclosed dispute, plus an additional $900,000 of employee-related expenses in conjunction with the new organizational changes.


"Globalization has reshaped the way we look at our company, customers products and services," said Reuven Ben Menachem, Chairman and CEO of Fundtech. As we continue to evolve from a company focused on product development to one that delivers high quality, reliable solutions to banks around the world, we need to align our operations to better serve a growing global customer base. I am confident that Fundtech will continue to prosper under this structure and our leadership team."


Prior to his promotion to Chief Operating Officer, Mr. Sgroe was Executive Vice President and President, U.S. Products and Operations. Prior to joining Fundtech in 2000, he spent 16 years at Chase Manhattan and Chemical Bank, with responsibility for delivering high-performance solutions for the funds transfer and cash management businesses of the banks.


"This is a challenging market and I look forward to the opportunity of developing Fundtech's world-class financial technology business," said Michael Sgroe, Chief Operating Officer. "With 750 clients worldwide and the completion of several new major products, we are well positioned to execute our strategy."


About Fundtech


Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among


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corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 750 financial institutions around the globe.


Forward Looking Statements:


"Statements included in this Release may contain forward-looking statements. Such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events."





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